Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS)

Our earnings were insufficient to cover fixed charges in each of the years in the five-year period ended December 31, 2008 and the three-month period ended March 31, 2009. “Earnings” consist of loss from operations before income taxes and fixed charges. “Fixed charges” consist of interest expense and the portion of operating lease expense that represents interest. The following table sets forth the extent to which earnings were insufficient to cover fixed charges.

	Three Months Ended March 31, 2009	Years Ended December 31,
		2008	2007	2006	2005	2004
Earnings
Income (loss) before provision for income taxes	$(38,336)	$(175,570)	$(111,022)	$(123,189)	$(94,810)	$(137,245)
Add back fixed charges
Interest Expense	2,116	6,762	3,966	4,981	6,190	5,378
Interest Portion of Rental Expense	1,492	5,438	4,458	4,527	4,797	3,456

Total Adjusted Earnings	(34,728)	(163,369)	(102,598)	(113,681)	(83,823)	(128,411)

Fixed charges
Interest Expense	2,116	6,762	3,966	4,981	6,190	5,378
Interest Portion of Rental Expense	1,492	5,438	4,458	4,527	4,797	3,456

Total Fixed Charges	3,608	12,201	8,424	9,508	10,987	8,834

Ratio of Earnings to Fixed Charges (1)		—	—	—	—	—

Deficiency of Earnings to Fixed Charges	$38,336	$175,570	$111,022	$123,189	$94,810	$137,245

(1)	Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.